UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2022

MALACCA STRAITS ACQUISITION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39383	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 601-2

St. George’s Building

2 Ice House Street Central, Hong Kong

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +852 21060888

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	MLACU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	MLAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	MLACW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes certain material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Shareholders of Malacca Straits Acquisition Company Limited and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

General Terms and Effects; Merger Consideration

On September 26, 2022, Malacca Straits Acquisition Company Limited, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “Malacca”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Indiev, Inc, a California corporation (together with its successors, including after the Conversion (as defined below), (“Indiev”), MLAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Malacca (“Merger Sub”), Malacca Straits Management Company Limited, a British Virgin Islands business company with limited liability (the “Sponsor”), in the capacity as the representative thereunder of the stockholders of Malacca (other than the stockholders of Indiev immediately prior to the Closing (as defined below) (the “Earnout Participants”) and their respective successors and assignees) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Transaction”) (in such capacity, the “Purchaser Representative”), and Mr. Hai Shi, in the capacity as the representative thereunder for the Earnout Participants and their respective successors and assignees from and after the Closing (in such capacity, the “Seller Representative”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, Indiev shall convert from a corporation incorporated under the laws of the State of California into a Delaware corporation (the “Conversion”), and Malacca will continue out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”), and (ii) at the Closing , Merger Sub will merge with and into Indiev (the “Merger”), with Indiev continuing as the surviving entity and wholly-owned subsidiary of Malacca, and with each Indiev stockholder receiving shares of Malacca common stock at the Closing, as further described below. Simultaneously with entering into the Merger Agreement, Malacca entered into a Subscription Agreement with Mr. Hai Shi (“PIPE Investor”) to purchase a total of 1.5 million shares of Malacca’s Class A common stock (after giving effect to the Domestication) in a private investment in public equity (“PIPE”) in Malacca at $10.00 per share with aggregate gross proceeds to of $15,000,000, to be consummated immediately prior the Closing, but after the Domestication.

The Merger Agreement provides that the total consideration received by Indiev security holders from Malacca at the Closing will be a number of shares of Malacca common stock that have an aggregate value equal to $600,000,000 (the “Merger Consideration”) subject to adjustments at the Closing to be decreased for the amount of the consolidated Indebtedness of Indiev and its Subsidiaries, net of their consolidated cash and cash equivalents, as of the Closing and the amount of unpaid transaction expenses and transaction bonuses of Indiev and its subsidiaries as of the Closing, and to the extent applicable and elected by the Sponsor in accordance with the Sponsor Letter Agreement (as defined below), increased by the amount by which Malacca’s transaction expenses exceed $5 million (“Excess Purchaser Expenses”), with each share of Malacca in the Merger Consideration being valued at an amount equal to the price at which Malacca will pay to redeem its common stock from its public stockholders in the redemption for its initial business combination as required by its organizational documents (the “Closing Redemption”), and with each Earnout Participant receiving its pro rata share of the Merger Consideration. Additionally, after the Closing, the Earnout Participants shall have the contingent right to receive up to an additional 20,000,000 shares of Malacca common stock (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing) (the “Earnout Shares”) from Malacca based on the post-merger entity achieving certain sales milestones or stock trading price milestones after the Closing. The Earnout Participants will receive 5,000,000 of the Earnout Shares if Malacca’s consolidated net sales of electronic automobile vehicles for the 12 month period beginning with the start of the first calendar quarter starting after the Closing (the “First Sales Earnout Year”) is at least 400, at an average effective pre-tax sales price of $55,000 per vehicle, and will receive another 10,000,000 of the Earnout Shares if Malacca’s consolidated net sales of electronic automobile vehicles for next 12 month period after the First Sales Earnout Year is at least 2,000, at an average effective pre-tax sales price of $55,000 per vehicle. The Earnout Participants will receive another 5,000,000 of the Earnout Shares if the volume weighted average stock price of Malacca’s common stock is at least $12.50 per share for any 20 trading day period within any 30 trading day period beginning 150 days after the Closing until December 31, 2024. The determinations with respect to whether the Earnout Shares will be managed by the Purchaser Representative and the Seller Representative.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Malacca and Indiev. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect, as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, operations, results of operations, or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which it is or is required to be a party or bound or to perform its obligations thereunder prior to the Outside Date, subject to certain customary exceptions with respect to clause (i) above.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate and expire as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement terminate and expire as of, and do not survive, the Closing, except (ii) those covenants and agreements that by their terms expressly contemplate performance in whole or in part after the Closing, which covenants and agreements will survive the Closing until fully performed in accordance with their terms, and then only with respect to any breaches occurring after the Closing, and (ii) the trust waiver and miscellaneous provisions of the Merger Agreement.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Indiev to Malacca; (iv) Malacca’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.

During the Interim Period, Indiev and its subsidiaries are permitted to take up to $40 million in loans from Mr. Hai Shi or any of his affiliates under terms and conditions that are reasonably agreed by Malacca and Indiev, except that as a condition to any such loans and any other existing loans between Mr. Shi or his affiliates and Indiev or its subsidiaries (collectively, the “Shi Company Loans”), Mr. Hai Shi will agree that all outstanding Shi Company Loans will be converted, exchanged for or otherwise satisfied as of immediately prior to the Closing by the issuance of PIPE shares under the same terms as the Subscription Agreement with Mr. Hai Shi. Indiev will use commercially reasonable efforts to cause Mr. Shi or his applicable affiliates to enter into additional subscription agreements with respect to Shi Company Loans on the same terms as his Subscription Agreement. Indiev will also use its commercially reasonable efforts to cause any Indebtedness owed by Indiev to Mr. Hai Shi’s spouse or her applicable affiliates (that are not otherwise covered by Shi Company Loans) (the “Shi Spouse Loans”) to be either (i) converted from demand loans to term loans maturing in not less than three (3) years after the Closing and otherwise on terms and conditions reasonably acceptable to Malacca or (ii) converted into, exchanged for, or otherwise satisfied by the issuance of, PIPE Shares in connection with the Closing under the same terms as Mr. Hai Shi’s Subscription Agreement. During the Interim Period, Malacca may, but is not required to, enter into additional subscription agreements on substantially the same terms as the Subscription Agreement, and Indiev will cooperate with such efforts.

The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of trust account and PIPE Investment (as defined below) proceeds.

In addition, Indiev agreed to use its commercially reasonable efforts to as promptly as practicable after the Registration Statement has become effective to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, ancillary documents relating thereto and the Transaction, including enforcing the Voting Agreements (as defined and described below) in connection therewith.

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by Malacca (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), to register the common stock of Malacca deemed reissued in the Domestication and the shares of Malacca common stock to be issued as Merger Consideration under the Merger Agreement. The Registration Statement also will contain the Malacca proxy statement to solicit proxies from Malacca’s shareholders to approve (the “Purchaser Board Recommendation”), among other things, (i) the Merger Agreement and the Transaction, including the Merger and the Domestication; (ii) the issuance of any shares in connection with the PIPE investment, including the adoption and approval of the issuance of more than 20% of the outstanding Malacca’s common stock; (iii) the effecting of the Domestication, including adoption of the new organizational documents of Malacca after the Domestication; (iv) the adoption and approval of the new amended and restated organizational documents of Malacca to be adopted upon the Closing; (v) the adoption and approval of a new equity incentive plan providing for awards for a number of shares equal to 10% of the aggregate number of shares of Malacca common stock issued and outstanding immediately after Closing (after giving effect to the Closing Redemption); and (vi) the appointment of the post-Closing board of directors. Malacca also made certain covenants with respect to its efforts during the Interim Period to effect an amendment to its organizational documents to extend its deadline to consummate its initial business combination from October 17, 2022 to July 17, 2023 (or such earlier period as determined by its board of directors). Malacca agreed not to change, withdraw, withhold, qualify, amend or modify, in a manner adverse to Indiev, the Purchaser Board Recommendation, except as required by the board’s fiduciary duties.

The parties agreed that the post-Closing board of directors will consist of five directors, at least a majority of which will qualify as “independent directors” under the listing rules of Nasdaq and meet any applicable diversity requirements under applicable law and the listing rules of Nasdaq. All five directors on Malacca’s board of directors immediately after the Closing shall be designated by Indiev. The post-Closing board will be a classified board with two classes of directors serving staggered two year terms, with the class of directors serving until the second annual meeting of stockholders occurring after the Closing being solely independent directors.

Prior to the Closing, (i) Indiev shall use its commercially reasonable efforts to cause Mr. Hai Shi to enter into an employment agreement (the “Employment Agreement”), effective as of the Closing, in form and substance reasonably acceptable to Indiev and Malacca, (ii) Malacca and certain Indiev stockholders who are excepted to be affiliates of Malacca immediately after the Closing will enter into the Registration Rights Agreement (as further described below), and (iii) certain stockholders of Indiev will enter into a Lock-Up Agreement with Malacca (as further described below).

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Malacca; (ii) approval of the stockholders of Indiev; (iii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iv) no law or order preventing the Transaction; (v) the satisfaction of the $5,000,001 minimum net tangible asset test by Malacca; (vi) the Registration Statement having been declared effective by the SEC; and (vii) approval of the Malacca common stock for listing on Nasdaq.

In addition, unless waived by Indiev, the obligations of Indiev to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Malacca of customary certificates and other Closing deliverables: (i) the representations and warranties of Malacca being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Malacca having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Malacca since the date of the Merger Agreement which is continuing and uncured; (iv) the Sponsor having complied in all material aspects with its covenants and agreements required to be performed or complied with by it under the Sponsor Letter Agreement at or prior to the Closing; (v) consummation of the Domestication by Malacca; (vi) Malacca having made arrangements for the funds in the Trust Account to be released upon the Closing; (vii) as of immediately following the Closing, the Post-Closing board of directors of Malacca consisting of the number of directors determined as set forth in the Merger Agreement; and (viii) no determination of Malacca being an “investment company” from the SEC or a court of competent jurisdiction.

Unless waived by Malacca, the obligations of Malacca and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Indiev of customary certificates and other Closing deliverables and ancillary documents: (i) the representations and warranties of Indiev being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Indiev having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Indiev and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; (iv) Mr. Hai Shi and his affiliates executing additional Subscription Agreements, which providing all outstanding Shi Company Loans being converted into PIPE shares immediately prior to the Closing; (v) any Shi Spouse Loans outstanding as of the Closing, either being converted from demand loan to term loans maturing in not less than 3 years after the Closing and otherwise on terms and conditions reasonably acceptable to Malacca or otherwise converted into, exchanged for, or otherwise satisfied by, the issuance of PIPE shares in connection with the Closing under the same terms as Mr. Hai Shi’s Subscription Agreement; (vi) consummation of Conversion by Indiev; and (vii) evidence of the termination of any outstanding securities of Indiev or its subsidiaries that have the right to acquire, convert into or that are exchangeable for equity securities of Indiev or its subsidiaries.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Malacca and Indiev; (ii) by either Malacca or Indiev if any of the conditions to Closing have not been satisfied or waived by October 17, 2022 (with such date being automatically extended to April 17, 2023 in the event Malacca obtains an extension of the deadline by which it must complete its business combination pursuant to its organizational documents); (iii) by either Malacca or Indiev if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Malacca or Indiev in the event of the other party’s uncured breach, if such breach would result in the failure of the related Closing condition (and so long as the terminating party is not also in similar breach under the Merger Agreement); (v) by Malacca if there has been a Material Adverse Effect on Indiev and its subsidiaries following the date of the Merger Agreement that remains continuing and uncured with 30 days written notice; (vi) by Indiev if there has been a Material Adverse Effect on Malacca following the date of the Merger Agreement that remains continuing and uncured with 30 days written notice; (vii) by Indiev with written notice, if Malacca’s board of directors changes, withdraws, withholds, qualifies, amends or modifies the Purchaser Board Recommendation and (viii) by either Malacca or Indiev if Malacca holds its meeting of shareholders to approve the Merger Agreement and the Transaction, and the shareholders of Malacca do not approve the Merger Agreement and the Transaction at such meeting.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of any covenant, obligation or agreement in the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees.

Trust Account Waiver

Indiev and the Seller Representatives each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Malacca’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Purchaser Representative and Seller Representative

The Sponsor is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Malacca’s stockholders and their respective successors and assignees after the Closing (other than the Earnout Participants) with respect to the Earnout Participant’s contingent rights to receive the Earnout Shares under the Merger Agreement following the Closing. Mr. Hai Shi is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the Earnout Participants and their respective successors and assignees with respect to the Earnout Participant’s contingent rights to receive the Earnout Shares under the Merger Agreement following the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of New York (and any appellate courts thereof).

A copy of the Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about Malacca, Indiev, Merger Sub or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Malacca’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Merger Agreement (the “Ancillary Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Voting Agreements

Simultaneously with the execution and delivery of the Merger Agreement, Malacca and Indiev have entered into Voting Agreements (collectively, the “Voting Agreements”) with certain stockholders of Indiev required to approve the Transaction. Under the Voting Agreements, each Indiev stockholder party thereto agreed to vote all of such shareholder’s shares of Indiev in favor of the Merger Agreement and the Transaction and to otherwise take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction and the other matters to be submitted to the Indiev stockholders for approval in connection with the Transaction, in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to Malacca to vote such Indiev shares accordingly (subject to the condition that the Registration Statement have been declared effective by the SEC, provided that the covenants not to take certain actions to delay, impair or impede the Transaction as set forth in the Voting Agreements shall take effect from the date such agreements are executed). The Voting Agreements prevent transfers of the Indiev shares held by the Indiev stockholders thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

A copy of the form of Voting Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Voting Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

At or prior to the Closing, certain stockholders of Indiev will enter into a Lock-Up Agreement with Malacca (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Indiev stockholder party thereto agreed not to, during the period commencing from the Closing and ending one year after the Closing (subject to early release if the closing price of shares of Malacca common stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, stock splits, stock dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading period commencing at least 150 days after the Closing or Malacca consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party after the Closing): (i) sell, offer to sell, contact or agree to sell, hypothecate, pledge, lend, encumber, donate, assign, grant any option, right or warrant to purchase, purchase any option or contract to sell, or otherwise dispose of or enter into any agreement to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules of regulation of the Commission promulgated thereunder, with respect to any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Malacca restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Malacca restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Non-Competition Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Mr. Hai Shi, CEO of Indiev, entered into a non-competition and non-solicitation agreement (the “Non-Competition Agreement”) in favor Indiev and Malacca and their respective present and future successors and direct and indirect subsidiaries (collectively, the “Covered Parties”). Under the Non-Competition Agreement, pursuant to which Mr. Hai Shi agrees not to compete with Malacca, Indiev and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.

A copy of the Non-Competition Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Non-Competition Agreement is qualified in its entirety by reference thereto.

Form of Registration Rights Agreement

In connection with the Closing, Malacca and certain of the Indiev Stockholders who are expected to be Affiliates of Malacca immediately after the Closing will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which such Indiev Stockholders will be granted certain registration rights with respect to their shares of Malacca Common Stock received as Merger Consideration as such terms are defined thereunder (including Earnout Shares), on the terms and subject to the conditions set forth in the Registration Rights Agreement.

A copy of the Form of Registration Rights Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Form of Registration Rights Agreement is qualified in its entirety by reference thereto.

Sponsor Letter Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Malacca and the Sponsor entered into a letter agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor agreed to, (a) consistent with that certain Letter Agreement, dated July 14, 2022, by and among Malacca, Malacca’s officers and directors and the Sponsor, (i) appear at Malacca’s shareholder special meeting for purposes of constituting a quorum, (ii) vote in favor of the Merger Agreement and the transactions contemplated hereby, including the Merger and the Domestication, (iii) vote against any proposals that would materially impede the transactions contemplated thereby, including the Merger and the Domestication, and (iv) not redeem any Malacca common stock held by such person, (b) waive any adjustment to the conversion ratio or any other anti-dilution or similar protections with respect to shares of Malacca Class B ordinary shares in connection with the Transactions , and (c) provide for the election by the Sponsor of certain options with respect to the satisfaction of Excess Purchaser Expenses, including by increasing the Merger Consideration in accordance with he terms of the Merger Agreement.

A copy of the Sponsor Letter Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

PIPE Investment

Simultaneously with the execution of the Merger Agreement, Malacca and Indiev entered into subscription agreements (collectively, the “Subscription Agreements”) with certain PIPE Investor for an aggregate for 1,500,000 shares of Malacca’s common stock, par value $0.0001 per share (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate of $15,000,000, in a private placement to be consummated immediately prior to the Closing of the Transaction (the “PIPE Investment”).

The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the substantially concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Malacca’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In addition, Malacca granted certain customary resale registration rights to the PIPE Investors in the Subscription Agreements.

A copy of the form of Subscription Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Subscription Agreement is qualified in its entirety by reference thereto.

Amendment to the Underwriting Agreement

Simultaneously with the execution of the Merger Agreement, Malacca and BTIG, LLC, as representative for the underwriters thereunder (“BTIG”) entered into an amendment (the “Amendment to Underwriting Agreement”) to the underwriting agreement, dated as of July 14, 2020, between Malacca and BTIG (the “Underwriting Agreement”), pursuant to which amendment, Malacca decreased the deferred underwriting fee payable to the underwriters of Malacca’s initial public offering (“IPO”) with respect to the Closing from $5,031,250 in cash to a total of $1,500,000 in cash and 200,000 shares of Malacca Common Stock (the “Representative Shares”), both deliverable at the Closing, and in exchange therefore, Malacca agreed to (i) eliminate Malacca’s right to pay a portion of deferred underwriting fee to third parties that did not participate in the IPO that assist Malacca with its initial business combination, (ii) add BTIG and the other IPO underwriters as a “Holder” party to the Registration Rights Agreement, dated as of July 14, 2020, by and among Malacca and the Sponsor, with respect to the Representative Shares, which will become “Registrable Securities” thereunder, and (iii) in connection with the Business Combination with Indiev, provide access to, and cooperate with, BTIG and its Representatives for its diligence review, use efforts to provide the IPO underwriters with comfort letters, negative assurance letters and other documents from auditors and lawyers, and provide certain customary representations and warranties, covenants and indemnification to the IPO underwriters.

A copy of the Amendment to the Underwriting Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Amendment to the Underwriting Agreement is qualified in its entirety by reference thereto.

Additional Information and Where to Find It

This current report on Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among Malacca and INDIEV.

In connection with the Proposed Business Combination, Malacca intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement to Malacca shareholders and a prospectus for the registration of Malacca securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Malacca as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Malacca and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Malacca, INDIEV and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Malacca Straits Acquisition Company Limited, Unit 601-2, St. George’s Building, 2 Ice House Street Central, Hong Kong, Attn: Gordon Lo, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This Form 8-K is not a solicitation of a proxy from any investor or securityholder. Malacca, INDIEV and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Malacca’s shareholders in connection with the Proposed Business Combination. Malacca’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Malacca in Malacca’s Form 10-K, filed with the SEC on March 31, 2022, or its Form 10-Q, filed with the SEC on August 18, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Malacca’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Malacca intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Malacca’s and INDIEV’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Malacca’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings that may be instituted against Malacca, INDIEV or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Malacca; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on INDIEV’s business relationships, operating results, current plans and operations of INDIEV; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of INDIEV to grow and manage growth profitably; the possibility that INDIEV may be adversely affected by other economic, business, and/or competitive factors; INDIEV’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; INDIEV’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Malacca from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Malacca nor INDIEV presently know, or that Malacca and INDIEV currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Malacca nor INDIEV undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of September 26, 2022, by and among Malacca Straits Acquisition Company Limited, Indiev, Inc, MLAC Merger Sub, Inc., Malacca Straits Management Company Limited, in the capacity as the Purchaser Representative thereunder, and Mr. Hai Shi, in the capacity as the Seller Representative thereunder.

10.1	Voting Agreement, dated as of September 26, 2022, by and among Malacca Straits Acquisition Company Limited, Indiev, Inc, and the stockholder of Indiev party thereto.

10.2	Form of Lock-Up Agreement, by and between Malacca Straits Acquisition Company Limited and the stockholder of Indiev party thereto.

10.3	Non-Competition Agreement, dated as of September 26, 2022, by and among Malacca Straits Acquisition Company Limited, Indiev, Inc and Mr. Hai Shi.

10.4	Form of Registration Rights Agreement, by and among Malacca Straits Acquisition Company Limited, Malacca Straits Management Company Limited and Investors party thereto.

10.5	Sponsor Letter Agreement, dated as of September 26, 2022 by and between Malacca Straits Acquisition Company Limited and Malacca Straits Management Company Limited.

10.6	Form of Subscription Agreement, by and among Malacca Straits Acquisition Company Limited and the subscriber party thereto.

10.7	Amendment to the Underwriting Agreement, dated as of September 26, 2022, by and between Malacca Straits Acquisition Company Limited and BTIG, LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MALACCA STRAITS ACQUISITION COMPANY LIMITED

	By:	/s/ Gordon Lo
	Name:	Gordon Lo
	Title:	Chief Executive Officer and President

Dated: September 30, 2022